SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2004

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)


                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F X   Form 40-F __

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes __ No X

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

                         Internet Gold-Golden Lines Ltd.

6-K Items

1. Press Release re Internet Gold Submits Application to Provide International Telephony Services in Israel dated April 22, 2004.

                                                                          Item 1

Press Release                                              Source: Internet Gold

Internet Gold Submits Application to Provide International Telephony Services in Israel

Thursday April 22, 9:05 am ET

Expects to receive its international prefix number during May 2004

PETACH TIKVA, Israel, April 22 /PRNewswire-FirstCall/ -- Internet Gold, (Nasdaq:
IGLD - News) submitted a full license application to provide international telephony services in Israel to the Ministry of Communication. Based on previous communications with Ministry officials, the company believes that the process of obtaining a license is expected to be uneventful and that a license should be granted in May. In addition, Internet Gold expects to promptly receive its 01X International prefix number which will be the access number for all Israeli consumers wishing to use its services for international telephony.

The company's team is working diligently to complete all preparatory steps and service is planned to commence within 6-8 weeks.

In this respect the international switching system to be used by the company was successfully completed and technical testing was conducted by BEZEQ. The company's engineers are very pleased with the results.

Internet Gold's CEO, Eli Holtzman, commented, "Based on our belief that the international telephony market will indeed open to new providers, our team have invested the required time in preparation of all the technical, marketing and economics requirements to initiate service. Our team is excited with the progress of this project and anticipates that this new service will start contributing to the company's financial strength within a very short period."

About Internet Gold

Internet Gold is a leading Internet service provider in Israel. The Company provides a wide array of Internet services tailored to the needs of residential and business subscribers, including Internet access and related value-added services, as well as content through its portals. The Company provides the full variety of Internet access services including Broadband access via DSL lines and cables, dial-up and private lines. Internet Gold operates the leading portal in Israel through its MSN Israel subsidiary (50.1%) with Microsoft Corp. and is a leading e-Commerce provider in Israel through its e-Commerce joint venture, Gold Trade (48.3%). In addition, Internet Gold has two wholly owned subsidiaries, Gold Mind ,focusing on Internet value added services, and Internet Gold International, specializing in international internet and communication services. For additional information about Internet Gold, please visit our Website at www.igld.com.

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.

     For further information, please contact:
     Ms. Idit Azulay, Internet Gold
     +972 3 939-9848
     idita@co.zahav.net.il



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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                     (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  April 23, 2004